Photovoltaic Solar Cells, Inc.

February 17, 2010

Lynn Dicker
Reviewing Accountant
United States Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Telephone Number: (202) 551-3616

RE:	Photovoltaic Solar Cells, Inc.
Form 10-K for the fiscal year ended February 28, 2009
Filed May 29, 2009
Form 10-Q for the quarterly periods ended August 31 and May 31, 2009
File No. 0-52735

Dear Ms. Dicker:

We are submitting this letter in response to your comments of January 21, 2010, with regard to the above referenced filings of Photovoltaic Solar Cells, Inc.  (“Company”).  This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Form 10-K for the year ended February 28, 2009

Item 9A.  Controls and Procedures, page 10

Management Report on Internal Control over Financial Reporting, page 10

1.
We note your disclosure in the third paragraph that “due to the timing of many of the changes to processing and internal controls, management’s assessment was limited to a risk assessment and a review of the design effectiveness of the entity level and financial reporting controls” and that “the controls were not completely tested in accordance with the COSO standards.”  Given these disclosures, it does not appear that management has performed a complete assessment of your internal control over financial reporting as of the February 28, 2009 as required by Item 308 of Regulation S-K.  Please complete your evaluation and amend your filing within 30 calendar days to provide the required management report on internal control over financial reporting.  In this regard, ensure that the revised management report states, in clear and unqualified language, the conclusion reached by your chief executive officer and your chief financial officer on the effectiveness of your internal controls over financial reporting.

Response:
Our prior disclosure was poorly worded.  At the time of filing, we had in fact completed our evaluation and the limiting language appeared in error.  Accordingly, we revised the Management Report on Internal Control over Financial Reporting to clearly state that the conclusions reached by our chief executive officer and chief financial officer on the effectiveness of our internal controls over financial reporting.

Photovoltaic Solar Cells, Inc.

2.
Further to the above, please tell us how you have considered whether management’s failure to complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.  In this regard, discuss how you have considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rule and forms.

Response:
As stated in our response above, our initial disclosure in our annual report on Form 10-K was poorly worded.  During the third quarter of fiscal 2008, we discontinued our prior business and began pursuing an acquisition strategy.  As a result, we became a shell company with limited operations.  When management conducted its assessment of controls, they only assessed those controls that were applicable as of February 28, 2009 and needed to insure that information required to be disclosed is recorded, processed summarized and reported within the time periods specified in the Commission’s rules and forms.  Controls that were no longer applicable such as those dealing with inventor and sales were not considered.    After reviewing the prior disclosure based on your comments, we have revised the disclosure to accurately depict management’s conclusions.

3.
Please explain to us the nature of the “Changes to the process and internal controls” referenced in management’s report on internal controls over financial reporting.  Specifically, explain how you considered these changes in connection with your disclosure that “there were no changes to [your] internal controls over financial reporting…that have materially affected, or are reasonably likely to materially affect, [your] internal control over financial reporting.”  Alternatively, revise to provide disclosure of changes in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

Response:
We have revised our disclosure pursuant to your comment.  The reference to changes in the processes and internal controls primarily relates to the lack of applicability of many controls and procedures due to the discontinuance of our prior business and the limited nature of our current business and transactions. These changes did not affect the internal control over financial reporting; the controls and processes were simply no longer applicable to our operations as a shell corporation with no assets, revenue or significant transactions other than professional fees.

Photovoltaic Solar Cells, Inc.

Inherent Limitations on Effectiveness of Controls, page 10

4.
We note your statement that a “control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.”  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurances of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 33-8238, available on our website.

Response:	We have made the appropriate revisions based on the staff’s comments.

Exhibits 31.1 and 31.2

5.
We note that the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  The identification of the certifying individual at the beginning of the certification should not include the individual’s title.  Please revise the certifications in future filings to present this certification in exact form as required by Item 601 of Regulation S-K.

Response:
As we are amending the filing, we have revised the certification to remove the tile of the certifying individual.  In future filings, we will use the exact form of certification as required by Item 601 of Regulation S-K.

Form 10-Q for the quarterly periods ended August 31, 2009 and May 31, 2009.

Exhibits 31.1 and 31.2

6.
We note that you have omitted the language “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” from the introduction of paragraph 4 of your certification.  The required certification must be in the exact form prescribed.  Please amend your filings to include certifications that conform to the exact working required by Item 601(b)(31) of Regulation S-K.

Response:	We have revised our filings as requested.

Photovoltaic Solar Cells, Inc.

We hereby acknowledge that:

•
should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 /s/ Harvey Judkowitz

Harvey Judkowitz
Chief Executive Officer